# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Borr Drilling Limited, CIK 0001715497
CUSIP: G1466R173
Title of class of securities: Common shares
Address of issuer's principal executive offices: S. E. Pearman Building, 2nd floor, 9 Par-la-Ville Road, HAMILTON, Bermuda (D0), HM11
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001341004-24-000044
Filed by CIK 0002011074

## Reporting persons
- Drew Holdings Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); sole voting power 27,185,941; shared voting power 0; sole dispositive power 27,185,941; shared dispositive power 0; aggregate amount beneficially owned 27,185,941 (8.8% of the class)

## Item 1. Issuer
Name of issuer: Borr Drilling Limited
Address of issuer's principal executive offices: S. E. Pearman Building 2nd floor, 9 Par-la-Ville Road Hamilton HM 11 Bermuda

## Item 2. Person Filing
Name of person filing: Drew Holdings Ltd.
Address of principal business office or, if none, residence:
Drew Holdings Ltd.
19 Par-la-Ville Road, 1st Floor
Hamilton HM11
Bermuda
Citizenship: Drew Holdings Ltd. is incorporated under the laws of Bermuda

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
27,185,941
The 27,185,941 common shares of Borr Drilling owned by Drew Holdings Ltd may be deemed to be beneficially owned by Mr. Tor Olav Troim.
Percent of class: 8.8%
Sole power to vote or to direct the vote: 27,185,941
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 27,185,941
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Drew Holdings Ltd.: /s/ Erling Lind, Director (08/04/2026)